Exhibit 11

CHARTER ONE FINANCIAL, INC.
COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended
	3/31/04	3/31/03
	(Dollars in thousands
	except per share data)
Basic earnings per share:
Net income	$50,256	$147,491

Weighted average common shares outstanding	223,533,656	224,997,398

Basic earnings per share	$.22	$.66

Diluted earnings per share:
Net income	$50,256	$147,491

Weighted average common shares outstanding	223,533,656	224,997,398
Add common stock equivalents for shares issuable under stock option plans	6,685,405	5,463,449

Weighted average common and common equivalent shares outstanding	230,219,061	230,460,847

Diluted earnings per share	$.22	$.64

25